Filed by Foundation Coal Holdings, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: Alpha Natural Resources, Inc.

Commission File No.: 001-32423

July 2, 2009

Featuring

Integration

The energy of Two The Power of One

Merger Bits

Kevin & Kurt’s Corner

Shared Valued

The Communication Team will be issuing a newsletter every other week with updated news, announcements and information about the merger. For even more information visit the Merger Connections website. If you have any questions or concerns please email questions@alphanr.com.

The Energy of Two

The Power of One

When Foundation Coal launched its initial public offering (IPO) in December 2004, and Alpha went through the IPO process just two months later, little did employees at either company know that they would be brought together in the not-too-distant future.

Less than 30 days from now, on July 31, shareholders of both companies are scheduled to vote on the stock-for-stock transaction, which would result in Alpha shareholders owning 59 percent of the new company and Foundation shareholders 41 percent on a fully diluted basis.

Following the vote, a newly constituted Board of Directors—six directors from Alpha and four from Foundation—will complete the legal formalities involved in creating the new

Alpha Natural Resources. Then, it’s back

Both Alpha and Foundation understood from would require considerable planning and thought, given that two large and complex companies would be one once the merger closed.

To ensure a smooth and successful transition and integration, 10 functional teams, five cross-functional teams and an integration management office (IMO) are collectively working toward a unified goal of “business company. All told, the integration effort involves more than 80 people from Foundation and Alpha who are focused on this mission.

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“Merger Bits”

PAY: There will be no change in payroll; checks will be distributed as usual (same manner/method).

INFORMATION TECHNOLOGY: The integration management office is presently working with a third party to determine which system (SAP or Oracle) best reflects our business model. It is important to note that our business model drives our ERP decision, not vice versa.

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Kevin and Kurt’s Corner

Questions & Answers

With the shareholder votes now scheduled for the last day in July, have you had an opportunity to discuss the merger with Alpha’s and Foundation’s major

We’ve just completed -city “roadmulti show” with major stockholders opportunity to talk about the planned merger and answer their questions. This was an extension of the outreach we started with investors on the day we announced the proposed transaction. So far the overwhelming response from our investors has been supportive of the merger.

Do Alpha and Foundation have shareholders that own shares in both companies?

Yes, in fact the largest shareholder of Foundation, the Fidelity group, is also the largest shareholder of Alpha.

They operate the nation’s largest family of mutual companies and also in some of our competitors. It’s not unusual for an companies in a sector when it finds that sector attractive.

Have there been any surprises in the integration planning process to date, either positive or negative?

On the plus side, we’ve found that employees from both companies work together to build the best company possible. While we anticipated positive relationships based on our common cultures, the level of cooperation and camaraderie has exceeded our expectations. If there has been a negative, it has been the challenge of working on integrating the two companies while, at the same time, addressing the day-to-day issues of running our normal businesses, which we absolutely need to stay focused on.

While you have published the top-line organizational structure, what is the approximate timeframe for announcing the complete set of organizational charts and the people who will fill the individual slots?

The process of continuing to name management positions is a top priority within the integration process. At this time, it is difficult to place an exact timeline on the announcements, but rest assured we are working to have the key individuals selected as soon as practical, balancing the need of quality selection with timeliness.

How will pay and benefits change once the two companies have been merged?

We intend to maintain the current practice of providing a competitive compensation package for all employees, including pay and benefits. Wages and salaries for all employees will be communicated as soon as practical, but we have some work to do to finalize this. It’s

Alpha offer do not match up exactly, both companies share the same goal: to attract and retain the best human resources talent in the industry. Both companies have made it entirely clear that their people have provided the competitive advantage that has allowed them to be successful in the past. We expect no less for the future.

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Power of One (continued)

On a pro forma basis (combined 2008 figures), Alpha and Foundation will have a new look once the merger is complete, with significantly greater size and scale:

Approximately 6500 employees

A diversified national footprint with 59 mines and 14 preparation plans in Kentucky, Pennsylvania, Virginia, West Virginia and Wyoming, serviced by four major railroads Reserves in excess of 2.3 billion tons, in four major coal-producing basins Nearly 100 million tons of coal sales in 2008

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Diverse mining methodology ( underground longwall and room and pillar mines, Eastern surface mines and large PRB truck and shovel surface mines) A pipeline of growth projects Shared core values

Although there will be numerous issues that will not be settled or known on Day 1, that day sets a new horizon for both companies.

“We’re creating a true U.S. leader in the said Mike energy Quillen, chairman sector and CEO of Alpha, in the May 12 merger announcement. “Combining our compete in both domestic and international coal markets, using a diverse array of production sources and marketing channels.”

Shared Values Safety

Alpha and Foundation share many of the same core values and beliefs. In this issue of Integration Update, we highlight our shared commitment to a safe working environment.

Alpha and Foundation are both dedicated to providing a safe work environment for every employee. Our safety performance will be recognized as a model of excellence in the coal industry.

We believe that business excellence is achieved through safety and continuous improvement and that all injuries are preventable. No job is so urgent, no schedule so rigid that the time cannot be taken to perform every task in a safe manner. Working safely is a condition of employment.

The safety and welfare of our employees is our first and foremost priority. Our philosophy is to empower each employee to carry out our mission of returning home safely at the end of each shift.

Our safety process is based on the concept of changing behaviors. Most importantly, it is conceived by the individuals closest to the mining operations—because they know their jobs better than anyone else.

Kevin and Kurt’s Corner (continued)

If Alpha employs substantially more people at its corporate offices than the current number, is there enough space available to meet their office needs?

Obviously, the number of employees we need to adequately staff the larger company and support our mining operations and other requirements are driven by the integration process, which is well underway at this point. At the end of the day, our intention, as it’s always been, is

We may require some employees to work in temporary quarters or work remotely for brief periods, but we will move quickly to provide quality, permanent office space once the transaction has closed and our organizational structure has been finalized.

How will Alpha determine which vendors will supply the goods and services needed by the various mines and office locations?

Vendor relationships are expected to remain unchanged in the near-term—at least until after closing—and we expect that many, if not most, of the relationships will remain in place for the foreseeable future. Future vendors and suppliers will be selected based upon their overall performance, including the need for the product or service, its quality and its cost. Typically a business will gain an economic synergy if it can increase its level of purchases from a supplier. This is an area our integration sourcing team is working on right now.

Can we expect a new vision statement defining our company will act and operate its business?

Our immediate priority is to successfully close the merger, ensure a seamless integration and stabilize the new company. But we are also collaborating on developing, with the input and advice from our new Board, a new vision that will express the strengths and values of our combined companies. There is already much commonality between the companies, and certain aspects of our future value system will come into focus such as preserving Alpha’s entrepreneurial heritage while we become a larger and more complex organization. Right now, though, we all need to focus on keeping our business Running Right, and running safely.

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Forward Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Alpha and Foundation caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Foundation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Foundation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional factors that may affect future results are contained in Alpha’s and Foundation’s filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site http://www.sec.gov. Alpha and Foundation disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed merger, Foundation has filed with the SEC a registration statement on Form S-4 (commission file number 333-159801), as amended, that includes a preliminary joint proxy statement/prospectus of Alpha and Foundation regarding the proposed merger. The registration statement was declared effective by the SEC on June 24, 2009, and a definitive joint proxy statement/prospectus has been mailed to Foundation and Alpha stockholders on or about June 26, 2009 in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (http://www.sec.gov). Free copies may also be obtained by accessing Foundation’s website (http://www.foundationcoal.com) under “Investors/Financial Information & SEC Filings” or Alpha’s website (http://www.alphanr.com) under “Investor Relations/SEC Filings”, or by directing a request to Foundation at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090, Attn: Investor Relations or to Alpha at One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations.

Participants in Solicitation

Alpha, Foundation and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger may be found in the definitive joint proxy statement/prospectus filed by Alpha and Foundation with the SEC on June 25, 2009. You can find information about Alpha’s and Foundation’s directors and executive officers in their respective definitive proxy statements filed with the SEC on April 3, 2009. You can obtain free copies of these documents from Alpha or Foundation using the contact information above.

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